SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Ricky Stern
GMS Family Investors LLC
210 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 862,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ricky Stern

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐

(b)   ☐

3.   SEC Use Only

4.   Source of Funds (See Instructions)
OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   ☐

6.   Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		
	7.	Sole Voting Power 1,610,031
	8.	Shared Voting Power 506,180
	9.	Sole Dispositive Power 1,610,031
	10.	Shared Dispositive Power 506,180

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
2,116,211[1]

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☑

13.   Percent of Class Represented by Amount in Row (11)
17.9%

14.   Type of Reporting Person (See Instructions)
IN

---

[1] This amount includes the 862,000 shares of Common Stock held by GMS Family Investors LLC.

{00155730.1}

Explanatory Note:

This Amendment No. 2 (this "Amendment No. 2") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on July 1, 2003, as amended by Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the SEC on July 1, 2003 (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.   All share numbers set forth herein are adjusted for a two-for-one split of the shares of Common Stock that occurred on March 9, 2004.

Item 2.	Identity and Background

Item 2 is amended and restated with the following:

  (a) This statement is filed by:

  (i)   GMS Family Investors LLC ("GMS"), a Delaware limited liability company; and

  (ii)   Ricky Stern.

  Each of the foregoing is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each Reporting Person is a party to that certain Joint Filing Agreement, as filed as an exhibit to this Amendment No. 2. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Ricky Stern has served as the sole manager of GMS since August 22, 2011.

  (b)   The address of the principal office of each of the Reporting Person is c/o GMS Family Investors LLC, 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

  (c)   The principal business of GMS is the investment of securities. The principal occupation of Mr. Stern is serving as Senior Vice President of the Issuer and as President & CEO of GAR Disability Advocates, a subsidiary of the Issuer, with a principal address of 210 Sylvan Avenue, Englewood Cliffs, NJ 07632.   Non-voting membership interests in GMS are held by Gary Stern, a director and executive officer of the Issuer, and Arthur Stern, a former director and executive officer of the Issuer.   Voting membership interests in GMS are held by two trusts for the benefit of Ricky Stern and Emily Stern, Ricky Stern's sister.

  (d)   No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)   No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)   Mr. Stern is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented with the following:

In addition to the shares of Common Stock held by GMS, Ricky Stern acquired beneficial ownership over the shares reported on this Amendment No. 2 as follows:

Ricky Stern (Directly):

Ricky Stern acquired the shares of Common Stock held directly by him through (i) gifts totaling 128,038 shares of Common Stock from Gary Stern, his father, and gifts totaling 17,390 shares of Common Stock from Arthur Stern, his grandfather, (ii) 72,714 shares of Common Stock due to a two-for-one stock split, and (iii) the grant, in his capacity as an officer of the Issuer, of options to acquire 50,000 shares of Common Stock (the "Option Shares") at an average price of $8.90 per share, of which 43,333 Option Shares are currently exercisble or exercisable within 60 days of the date hereof. None of the Option Shares have been exercised as of the date hereof.

Ricky Stern (Indirectly):

The 503,590 shares of Common Stock that Ricky Stern may be deemed to share voting and dispositive power over by virtue of his position as a co-trustee of the Ricky Stern 2012 GST Trust were (i) contributed by gift by Arthur Stern, as Grantor, to such trust upon the formation thereof (51,000 shares), (ii) contributed by gift of Gary Stern (2,590 shares), (iii) transferred to such trust by Judith Feder, as trustee of the Stern Family 2000 Trust, as a gift (174,730 shares) and (iv) transferred by Stern Family Investors LLC as a gift (275,270 shares). As of the date of such transfers referenced in (iii) and (iv) above, Ms. Feder was the sole manager of Stern Family Investors LLC and the sole trustee of the Stern Family 2000 Trust.

The 2,590 shares that Ricky Stern may be deemed to share voting and dispositive power over by virtue of his position as a co-trustee of the Emily Stern 2012 GST Trust were contributed by gift of Gary Stern to such trust.

The 243,278 shares that Ricky Stern may be deemed to have voting and dispositive power over by virtue of his position as the trustee of the Ricky Stern Family 2012 Trust were transferred to such trust by the merger of the Ricky Stern 2001 Trust. As of the date of such transfer, Ms. Feder was the sole trustee of the Ricky Stern 2001 Trust.

The 243,278 shares that Ricky Stern may be deemed to have voting and dispositive power over by virtue of his position as the trustee of the Emily Stern Family 2012 Trust were transferred to such trust by the merger of the Emily Stern 2001 Trust. As of the date of such transfer, Ms. Feder was the sole trustee of the Emily Stern 2001 Trust.

Item 4.	Purpose of Transaction

Item 4 is amended and restated with the following:

The Reporting Persons acquired the shares of Common Stock for investment purposes.

None of the Reporting Persons has any present plans or proposals that relate to or that would result in:

      (a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e)   Any material change in the Issuer's business or corporate structure;

      (f)   Any other material change in the Issuer's business or corporate structure;

      (g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j)   Any action similar to any of those enumerated above.

The Reporting Persons may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by the Reporting Person, either in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented with the following:

The percentage set forth in row 13 of the cover pages with respect to each Reporting Person is based on 11,746,424 outstanding shares of Common Stock as of May 22, 2016, as reported by the Issuer to GMS, and with respect to Ricky Stern, is also based on the 43,333 Option Shares that are currently exercisable or exercisable within 60 days of the date hereof.

(a)-(b)

  i.   GMS

GMS has sole voting and dispositive power with respect to the 862,000 Shares of Common Stock (7.3%) reported being beneficially owned by GMS.

ii. Ricky Stern:

Ricky Stern may be deemed to have voting and dispositive power with respect to 2,116,211 shares of Common Stock (17.9%) with (i) 261,475 shares of Common Stock held directly (including 43,333 Option Shares that are currently exercisable or exercisable within 60 days of the date hereof); (ii) 243,278 held by the Ricky Stern Family 2012 Trust, of which he is the sole trustee, (iii) 243,278 held by the Emily Stern Family 2012 Trust, of which he is the sole trustee, and (iv) the 862,000 shares of Common Stock reported being beneficially owned by GMS. Excluded herein are stock options to acquire an additional 6,667 shares of Common Stock that are not exercisable within 60 days of the date hereof. Mr. Stern may be deemed to have shared voting and dispositive power with respect to (i) 503,590 shares of Common Stock held by the Ricky Stern 2012 GST Trust, for which Mr. Stern is a co-trustee, and (ii) 2,590 shares of Common Stock held by the Emily Stern 2012 GST Trust, for which Mr. Stern is a co-trustee. Gary Stern is the co-trustee of the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

i. GMS:
Since the date of Amendment No. 1, GMS effected the transactions set forth on Schedule A hereto, which in aggregate account for 2.55% of the outstanding shares of Common Stock as of May 22, 2016. Each such transaction was effected on the principal stock exchange on which the shares of Common Stock were trading.

ii. Ricky Stern:
Ricky Stern was appointed the sole manager of GMS on August 22, 2011.

Since the date of Amendment No. 1, Mr. Stern was appointed as the sole manager of GMS and the following transactions were effected.

On March 15, 2012, (i) the Ricky Stern Family 2012 Trust received 243,278 shares of Common Stock from Judith Feder, as trustee of the Ricky Stern 2001 Trust, from the merger of the Ricky Stern 2001 Trust into the Ricky Stern Family 2012 Trust and (ii) the Emily Stern Family 2012 Trust received 243,278 shares of Common Stock from Judith Feder, as trustee of the Emily Stern 2001 Trust, from the merger of the Emily Stern 2001 Trust with the Emily Stern Family 2012 Trust.

On December 28, 2012, Arthur Stern contributed 51,000 shares of Common Stock to the Ricky Stern 2012 GST Trust by gift. On December 30, 2012, Gary Stern contributed 2,590 shares of Common Stock to each of the Ricky Stern 2012 GST Trust and the Emily Stern GST Trust by gift.

On December 23, 2015, the Ricky Stern 2012 GST Trust received by gift 174,730 shares of Common Stock from Judith Feder, as Trustee of the Stern Family 2000 Trust.

On January 12, 2016, the Ricky Stern 2012 GST Trust received by gift 171,270 shares of Common Stock from Stern Family Investors LLC. On January 14, 2016, the Ricky Stern 2012 GST Trust received by gift 104,000 shares of Common Stock from Stern Family Investors LLC.

(d) The respective beneficiaries of the Ricky Stern Family 2012 Trust, the Emily Stern Family 2012 Trust, the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the applicable shares of Common Stock reported as beneficially owned by Mr. Stern.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Exhibits
99.1	Joint Filing Agreement, dated August 4, 2016, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016

GMS Family Investors LLC

By: /s/ Ricky Stern
    Name: Ricky Stern
    Title: Manager

/s/ Ricky Stern
Ricky Stern

Schedule A

Date	Number of Shares Sold	Sales Price
10/4/2006	8,000	$36.4421
10/6/2006	8,000	$35.8343
10/9/2006	8,000	$35.4409
10/11/2006	8,000	$35.0877
10/13/2006	8,000	$35.9840
10/16/2006	8,000	$35.2720
10/18/2006	8,000	$34.8100
10/20/2006	8,000	$34.5260
10/23/2006	8,000	$34.3651
10/25/2006	8,000	$33.3360
10/27/2006	8,000	$33.1330
10/30/2006	8,000	$32.8910
11/1/2006	8,000	$33.8810
11/3/2006	8,000	$33.2916
11/6/2006	8,000	$33.7380
11/8/2006	8,000	$33.7080
11/10/2006	8,000	$33.1690
11/13/2006	8,000	$33.4710
11/15/2006	8,000	$33.8610
11/17/2006	8,000	$33.8300
11/20/2006	8,000	$34.1990
11/22/2006	8,000	$34.3300
11/24/2006	8,000	$33.3231
11/27/2006	8,000	$33.0638
11/29/2006	8,000	$33.1980
12/1/2006	8,000	$32.8210
12/4/2006	8,000	$33.3990
12/6/2006	8,000	$33.2216
12/8/2006	8,000	$33.2460
12/11/2006	8,000	$33.1430
12/13/2006	8,000	$32.9160
12/15/2006	8,000	$29.4120
12/18/2006	800	$29.0000
12/20/2006	8,000	$29.0000
12/22/2006	8,000	$29.8081
12/26/2006	8,000	$30.0350
12/27/2006	8,000	$30.2980
12/29/2006	8,000	$30.3900
1/3/2007	3,200	$30.3120

Exhibit 99.1

SCHEDULE 13D
JOINT FILING AGREEMENT

This Joint Filing Agreement shall be filed as an Exhibit to such statement. This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that the foregoing Schedule 13D with respect to the Common Stock of Asta Funding, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without necessity of filing an additional joint filing agreement. This joint filing agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments to either or both, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of this 4th day of August, 2016.

GMS Family Investors LLC

By:__/s/ Ricky Stern_____
     Name: Ricky Stern
     Title: Manager

__/s/ Ricky Stern_____
Ricky Stern

8087712-6 041693.00001

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